Exhibit 8.1

Siyata Mobile Inc.
List of subsidiaries

Name	Jurisdiction
1. Siyata Mobile (Canada) Inc.	British Columbia, Canada
2. Siyata Mobile	(Israel) Ltd. Israel
3. Queensgate Resources Corp.	British Columbia, Canada
4. Signifi Mobile Inc.	Quebec, Canada
5. ClearRF Nevada Inc.(1)	Nevada, USA
6. Clear RF LLC (2)	Washington, USA

(1) Wholly owned by Signifi Mobile Inc.

(2) Wholly owned by ClearRF Nevada Inc.